FILE NO. 70-10315

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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AMENDMENT NO. 2

TO

APPLICATION OR DECLARATION

ON FORM U-1

UNDER THE

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

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NORTHEAST UTILITIES

One Federal Street, Building 111-4, Springfield, MA 01105

(Names of companies filing this statement and addresses of principal executive offices)

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NORTHEAST UTILITIES

(Name of top registered holding company parent)

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Gregory B. Butler

Senior Vice President, Secretary

and General Counsel

Northeast Utilities Service Company

107 Selden Street

Berlin, CT 06037

(860) 665-3181

(Name and address of agent for service)

The Commission is requested to mail signed  copies of all orders, notices and communications to:

Jeffrey C. Miller, Esq.	Randy A Shoop
Assistant General Counsel	Vice President and Treasurer
Northeast Utilities Service Company	Northeast Utilities Service Company
107 Selden Street	107 Selden Street
Berlin, CT 06037	Berlin, CT 06037
(860) 665-3532	(860) 665-5601

The Application/Declaration in this file is hereby amended and restated as follows:

ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTION.

1.

Introduction. Northeast Utilities (“NU”) is a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act") and files this application seeking authorization for debt and equity financing and related transactions. NU is the parent of a number of companies comprising the NU system (the "System") and is not itself an operating company. The System furnishes franchised retail electric service in Connecticut, New Hampshire and western Massachusetts through three of NU’s wholly-owned subsidiaries, The Connecticut Light and Power Company, Public Service Company of New Hampshire and Western Massachusetts Electric Company. In addition, NU owns Holyoke Water Power Company (“HWP”), a utility for purposes of the Act.  HWP owns a 147 megawatt coal-fired plant in Holyoke, Massachusetts and sells all of the output of its generation assets directly to a non-utility affiliate, Select Energy, Inc., under a wholesale contract.

2.

NU is also the parent of Yankee Energy System, Inc. (“YES”), an exempt gas utility holding company. YES is primarily engaged in the retail distribution of natural gas through its wholly-owned subsidiary, Yankee Gas Services Company, a Connecticut retail gas distribution company, and also has several nonutility subsidiaries.

3.

NU Enterprises, Inc. (“NUEI”), a wholly-owned subsidiary of NU, acts as the holding company for NU’s unregulated businesses. NUEI has numerous direct and indirect nonutility subsidiaries, including, Select Energy, Inc.; Northeast Generation Company (“NGC”), the system’s only exempt wholesale generator (“EWG”); Mode 1 Communications, Inc. and Woods Network Services, Inc., exempt telecommunications companies as defined in Section 34 of the Act; Select Energy Services, Inc., a nonutility subsidiary whose securities NUEI acquired pursuant to express Commission authorization (see Holding Co. Act Release No. 26939, November 12, 1998); and other "energy-related companies" as defined in Rule 58 under the Act, such as E. S. Boulos Company and Northeast Generation Services Company.

4.

Orders Affected By This Application/Declaration. The current authorization of NU to engage in long-term financing transactions and other related transactions is set forth in Release No. 35-27659, 70-10051 (March 18, 2003) (the “Prior Order”).  The Prior Order authorized NU to issue up to $600 million in long-term debt and to enter into hedging transactions with respect to existing indebtedness of NU and its nonutility subsidiaries <FN1> ("Nonutility Subsidiaries") and enter into hedging transactions with respect to future expected debt issuances of NU and its Nonutility Subsidiaries through June 30, 2005. Under the Prior Order, NU, in March 2003 executed two rate swaps from fixed to floating rates on $263 million of 7.25% Senior notes, Series A, due 2012, and in June 2003, NU issued $150 million of 3.30% Senior Notes, Series B, due 2008. As noted, the Prior Order expired June 30, 2005. On June 30, 2004 (Release No. 35-27870, File No. 70-9755), the Commission authorized NU to issue up to $450 million in short-term debt through June 30, 2007 and to also enter into interest rate hedges on such debt.

5.

Summary of Requested Approvals.  NU herein requests approval for a program of external financing and other related proposals for the period commencing upon the issuance of the Commission order sought herein and extending through February 8, 2006("Authorization Period"). Specifically, NU is requesting authorization:

(i)

to issue and sell, from time to time during the Authorization Period, any combination of the following types of securities, provided that the aggregate amount of all such new securities issued during the Authorization Period shall not exceed $750 million outstanding at any time: (A) Common Shares (including options and warrants exercisable for Common Shares and including forward sales), share purchase contracts ("Share Purchase Contracts"), Share units consisting of a Share Purchase Contract coupled with a debt security or preferred security of NU or an affiliated entity ("Share Purchase Units") and/or other equity or equity-linked securities of types generally sold in the current marketplace (collectively, “Equity Securities”), (B) preferred securities (including without limitation preferred stock and monthly income preferred trust securities) ("Preferred Securities"), and (C) long-term debt securities having maturities of one to fifty years ("Long-term Debt"); and

(ii)

to the extent not exempt under Rule 52, to enter into various risk management instruments commonly used in today's capital markets to manage equity price and credit risk (“Equity Hedges”), to manage interest rate risk with respect to existing indebtedness of NU and its Nonutility Subsidiaries ("Interest Rate Hedges" and collectively with Equity Hedges, “Hedges”), and to enter into hedging transactions ("Anticipatory Hedges") with respect to anticipatory debt issuances of NU and its Nonutility Subsidiaries in order to lock in current interest rates and/or manage interest rate risk exposure.

6.

NU External Financing. NU’s request herein is for authority to issue and sell directly from time to time during the Authorization Period, (i) Equity Securities, (ii) Preferred Securities, and (iii) Long-term Debt, provided that the aggregate amount of all such new securities issued during the Authorization Period shall not exceed $750 million at any time outstanding.

7.

All securities issued by NU in accordance with the authorization requested herein, including, without limitation, securities issued for the purpose of refunding or retiring outstanding securities, will comply with the applicable parameters set forth below.

8.

NU contemplates that such securities would be issued and sold directly to the public in one or more offerings registered under the Securities Act of 1933, as amended (the "1933 Act") either (i) through underwriters selected by negotiation or competitive bidding or (ii) through a selling agent acting either as agent or as principal for resale to the public either directly or through dealers, or to one or more purchasers in privately-negotiated transactions or to one or more investment banking or underwriting firms or other entities who would resell such securities without registration under the 1933 Act in reliance upon one or more applicable exemptions from registration thereunder. All such securities sales will be at rates or prices and under conditions negotiated or based upon, or otherwise determined by, competitive capital markets.

9.

Equity Securities. Equity Securities issued and sold by NU pursuant to the authorization sought herein may be issued and sold pursuant to underwriting agreements of a type generally standard in the industry. Equity Securities may take the form of Common Shares (including options and warrants exercisable for Common Shares and including forward sales), Share Purchase Contracts, Share Purchase Units and other equity or equity-linked securities products of types then offered in the marketplace. Public distributions may be pursuant to private negotiation with underwriters, dealers or agents, as discussed below, or effected through competitive bidding among underwriters. In addition, sales may be made through private placements or other non-public offerings to one or more persons. If underwriters are used in the sale of such securities, such securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Such securities may be offered to the public either through underwriting syndicates (which may be represented by a managing underwriter or underwriters designated by NU) or directly by one or more underwriters acting alone, or may be sold directly by NU or through agents designated by NU from time to time. If dealers are used in the sale of such securities, NU will sell such securities to the dealers, as principals. Any dealer may then resell such securities to the public at varying prices to be determined by such dealer at the time of resale. If Equity Securities are being sold in an underwritten offering, NU may grant the underwriters thereof an option permitting the purchase from NU of additional Equity Securities at the same price then being offered. The price applicable to additional shares sold in any such transaction will be based on several factors, including the current market price of the Common Shares and prevailing capital market conditions.

10.

Share Purchase Contracts would obligate holders to purchase from NU, and NU to sell to the holders, a variable or specified number of Common Shares at a future date or dates (typically between three and five years after the date of issuance). The price per share of Common Shares may be fixed at the time the Share Purchase Contracts are issued or may be determined by reference to a specific formula set forth in the Share Purchase Contracts. Share Purchase Contracts may be issued separately or as a part of Share Purchase Units (a form of "equity-linked" security), which would consist of a Share Purchase Contract and/or  debt securities of NU or its affiliates and/or debt obligations of third parties, including U.S. Treasury securities and/or preferred securities, securing the holders' obligations to purchase the Common Shares under the Share Purchase Contracts. Share Purchase Contracts may require NU to make periodic payments to the holders of some or all of the Share Purchase Units or vice versa, and such payments may be unsecured or prefunded on some basis. The Share Purchase Contracts may require holders to secure their obligations under these Share Purchase Contracts in a specified manner.<FN2>

11.

Preferred Securities. Preferred Securities sold pursuant to the authorization sought herein may be issued in one or more series with such rights, preferences, and priorities as may be designated in the instrument creating each such series, as determined by NU’s Board of Trustees. Dividends or distributions on Preferred Securities will be made periodically and to the extent funds are legally available for such purpose, but may be made subject to terms which allow the issuer to defer dividend payments or distributions for specified periods or may be non-cumulative. Preferred Securities may be convertible or exchangeable into shares of Common Shares or other securities that NU is authorized to issue. The liquidation preference, dividend or distribution rates, redemption provisions, voting rights, sinking fund provisions, maturities, conversion or exchange rights, and other terms and conditions of a particular series of preferred securities, as well as any associated placement, underwriting, structuring or selling agent fees, commissions and discounts, if any, will be established by negotiation or competitive bidding and reflected in the applicable certificate of designation, purchase agreement or underwriting agreement, and other relevant instruments setting forth such terms.

12.

Long-term Debt. Long-term Debt may be issued in one or more series in the form of unsecured notes or debentures with such rights, preferences, and priorities as may be designated in the instrument creating each such series, as determined by NU's Board of Trustees. Long-term Debt of a particular series (a) may be convertible into any other securities that NU is authorized to issue, (b) may be subject to optional and/or mandatory redemption, in whole or in part, at par or at various premiums above the principal amount thereof, (c) may be entitled to mandatory or optional sinking fund provisions, and (d) may provide for reset of the coupon pursuant to a remarketing arrangement. The maturity dates, interest rates, redemption and sinking fund provisions and conversion features, if any, with respect to the Long-term Debt of a particular series, as well as any associated placement, underwriting or selling agent fees, commissions and discounts, if any, will be established by negotiation or competitive bidding.

13.

Parameters Applicable to External Financing Transactions.  The following general terms will be applicable where appropriate to the proposed external financing activities of NU requested to be authorized hereby (including, without limitation, securities issued for the purpose of refinancing or refunding outstanding securities of the issuer): <FN3>

(a)

Effective Cost of Funds. The effective cost of capital (i.e., the aggregate of all payments, including interest, dividend distributions and other periodic payments) in respect of Share Purchase Contracts, Share Purchase Units, Long-term Debt and Preferred Securities will not exceed competitive market rates available at the time of issuance for securities having the same or reasonably similar terms and conditions issued by similar companies of reasonably comparable credit quality; provided that, in no event will the effective cost of capital (i) on any series of Share Purchase Contracts or Share Purchase Units exceed at the time of issuance 700 basis points over the yield to maturity of comparable-term U.S. Treasury securities; (ii) on any series of Long-term Debt exceed at the time of issuance 500 basis points over the yield to maturity of comparable-term U.S. Treasury securities if the interest rate on such Long-term Debt securities is a fixed rate or, if the rate on such Long-term Debt securities is a floating rate, 500 basis points over the London Interbank Offered Rate ("LIBOR"); and (iii) on any series of Preferred Securities, exceed at the time of issuance 600 basis points over the yield to maturity of comparable-term U.S. Treasury securities.

(b)

Maturity. The maturity of Long-term Debt will be between one year and 50 years after the issuance thereof.

(c)

Issuance Expenses. The underwriting fees, commissions or other similar remuneration paid in connection with any non-competitive issuance, sale or distribution of securities pursuant to the authorization requested in this Application/Declaration will not exceed the greater of (a) 700 basis points of the principal or face amount of the securities being issued or (b) issuance expenses that are generally paid at the time of the pricing for sales of similar securities having the same or reasonably similar terms and conditions issued by similar companies of reasonably comparable credit quality.

(d)

Common Equity Ratio. NU states that it and its public utility subsidiaries are financially sound and each has investment-grade ratings from major national rating agencies on its senior secured or unsecured debt. NU commits that at all times during the Authorization Period, it will maintain at least an investment-grade senior unsecured long-term debt rating by at least one nationally recognized rating agency and will maintain common equity (as reflected, in the most recent Form 10-K or Form 10-Q filed with the Commission) of at least 30% of its consolidated capitalization ; provided that NU will in any event be authorized to issue Common Shares to the extent authorized herein. The term “consolidated  capitalization” is defined to include, where applicable, common stock equity (comprised of common stock, additional paid in capital, retained earnings, accumulated other comprehensive income or loss and/or treasury stock), minority interests, preferred stock, preferred securities, equity linked securities, long-term debt, short-term debt and current maturities, with the term “debt” deemed to include rate reduction bonds and rate reduction certificates; except that, whether or not common stock equity comprises 30% of NU’s consolidated capitalization, NU may issue common stock at any time during the Authorization Period, subject to the other applicable terms and conditions hereof.

(e)

Investment Grade Ratings Condition.   (a) within four business days after the occurrence of a Ratings Event, NU will notify the Commission of its occurrence (by means of a letter, via fax, email or overnight mail to the Office of Public Utility Regulation), and (b) within 30 days after the occurrence of a Ratings Event, NU will submit a post-effective amendment to this Application explaining the material facts and circumstances relating to that Ratings Event (including the basis on which, taking into account the interests of investors, consumers and the public as well as other applicable criteria under the Act, it remains appropriate for NU to issue the securities for which authorization has been requested in this Application, so long as NU continues to comply with the other applicable terms and conditions specified in the Commission's order authorizing the transactions requested in this Application). Furthermore, no securities authorized as a result of this Application will be issued following the 60th day after a Ratings Event (other than common stock) by NU if it has experienced a Ratings Event. NU also requests that the Commission reserve jurisdiction, through the remainder of the Authorization Period, over the issuance of any authorized securities in this Application (other than common stock) the issuance of which is prohibited after the 60th day following a Ratings Event. NU’s senior unsecured long-term debt securities are currently rated BBB- by Standard & Poor's Inc., Baa2 by Moody's Investors Service and BBB by Fitch. None of NU’s other securities are rated.

For these purposes, (a) a security will be deemed "investment grade" if it is rated investment grade by any of Moody's Investors Service, Standard & Poor's, Fitch Ratings or any other nationally recognized statistical rating agency (as defined by the Commission in rules adopted under the Securities Exchange Act of 1934, as amended) and (b) a "Ratings Event" will be deemed to have occurred if, during the Authorization Period, (i) any outstanding security of NU is downgraded below investment grade; or (ii) any security issued by NU upon original issuance is rated below investment grade.

(f)

Authorization Period. No security will be issued pursuant to the authorization sought herein after the last day of the Authorization Period (February 8, 2006).

(g)

Use of Proceeds. The proceeds from the financings authorized by the Commission pursuant to this Application/Declaration will be used for general corporate purposes, including (i) financing, in part, investments by and capital expenditures of NU and its subsidiaries, (ii) the acquisition, retirement or redemption by NU of any of its own securities pursuant to Rule 42, (iii) financing working capital requirements of NU and its subsidiaries, including by making contributions to the NU Money Pool, and/or (iv) the acquisition of the securities or assets of other companies, as may be authorized by the Commission in a separate proceeding or as otherwise permissible under law. NU represents that no financing proceeds will be used to acquire the equity securities of any new subsidiary unless such acquisition has been approved by the Commission in this proceeding or in a separate proceeding or is permissible in accordance with an available exemption under the Act or rules thereunder, including Sections 32 and 33 and Rule 58. None of the proceeds from the transactions proposed herein will be used by NU and its subsidiaries to acquire any securities of, or any interest in, an EWG or a foreign utility company (“FUCO”).

14.

Hedging Transactions.

(a)

Hedges. Subject to the terms of this Application, NU requests authorization to enter into hedging transactions in connection with the issuance and sale of securities to manage equity price and credit risk of the securities and to enter into hedging transaction to manage interest rate risk with respect to existing indebtedness of NU and its Nonutility Subsidiaries. Hedges would be accomplished through the entering into, purchasing and selling of various risk management instruments commonly used in today's capital markets, such as interest rate, credit and equity swaps, caps, collars, floors, options, forwards, futures, forward issuance agreements, the sale and/or purchase of various call or put options or warrants, or transactions involving the purchase or sale, including short sales, of U.S. Treasury Securities or U.S. government agency (e.g., Fannie Mae) obligations, or LIBOR-based swap instruments, and similar products designed to manage market price, credit and interest rate risks.  Hedges would be used as a means of prudently managing the risk associated with the outstanding security (equity or debt) issued pursuant to the authorization requested in this Application/Declaration. In no case will the notional principal amount of any Hedge exceed the face value of the underlying security except to the extent necessary to adjust for differing price movements between the underlying and hedged securities or to allow for the fees related to the transaction. Transactions will be entered into for a fixed or determinable period.

Hedges would only be entered into with counterparties ("Approved Counterparties") whose senior unsecured debt ratings, or the senior unsecured debt ratings of the parent companies of the counterparties, as published by S&P, are equal to or greater than BBB, or an equivalent rating from Moody's or Fitch Inc. NU will not engage in leveraged or speculative transactions pursuant to the authority sought herein. Fees, commissions and other amounts payable to the counterparty (excluding, however, the swap or option payments) in connection with any Hedge issued will not exceed those generally obtainable in competitive markets for parties of comparable credit quality.

(b)

Anticipatory Hedges. In addition, NU requests authorization to enter into interest rate hedging transactions with respect to anticipated debt of NU and its Nonutility Subsidiaries (the "Anticipatory Hedges"), subject to certain limitations and restrictions. Such Anticipatory Hedges would only be entered into with Approved Counterparties, and would be utilized to fix and/or limit the interest rate risk associated with any new issuance through (i) a forward sale of exchange-traded U.S. Treasury futures contracts, U.S. Treasury Securities and/or a forward-dated swap (each a "Forward Sale"), (ii) the purchase of put options on U.S. Treasury Securities (a "Put Options Purchase"), (iii) a Put Options Purchase in combination with the sale of call options on U.S. Treasury Securities (a "Zero Cost Collar"), (iv) transactions involving the purchase or sale, including short sales, of U.S. Treasury Securities, or (v) some combination of a Forward Sale, Put Options Purchase, Zero Cost Collar and/or other derivative or cash transactions, including, but not limited to structured notes, caps and collars, appropriate for the Anticipatory Hedges.

15.

NU will comply with Statement of Financial Accounting Standards ("SFAS") 133 ("Accounting for Derivative Instruments and Hedging Activities") and SFAS 138 ("Accounting for Certain Derivative Instruments and Certain Hedging Activities") or other standards relating to accounting for derivative transactions as are adopted and implemented by the Financial Accounting Standards Board ("FASB"). NU represents that each Hedge and each Anticipatory Hedge will qualify for hedge accounting treatment under the current FASB standards in effect and as determined as of the date such Hedge or Anticipatory Hedge is entered into. NU will also comply with any future FASB financial disclosure requirements associated with hedging transactions. <FN4>

16.

Certificates of Notification. NU proposes to file certificates of notification pursuant to Rule 24 that report each of the transactions carried out in accordance with the terms and conditions of and for the purposes represented in this Application or Declaration. Such certificates would be filed within 60 days after the end of each of the first three calendar quarters, and 90 days after the end of the last calendar quarter, in which transactions occur. The Rule 24 certificates will contain the following information for the reporting period:

(a)

Any sales of any Common Shares, Share Purchase Contracts or Share Purchase Units or other Equity Securities by NU, the purchase price per share or unit and the market price per share or unit at the date of the agreement of sale;

(b)

The amount and terms of any Preferred Securities and Long-term Debt issued by NU during the quarter;

(c)

The notional amount and principal terms of any Hedge or Anticipatory Hedge entered into by NU during the quarter and the identity of the parties to such instruments.

ITEM 2.  FEES, COMMISSIONS AND EXPENSES

The fees, commissions and expenses incurred or to be incurred in connection with the preparation and filing of this Application/Declaration are estimated not to exceed $25,000. Fees, commissions and expenses paid in connection with any specific financing transaction will be within the limit set forth in paragraph 13 above.

ITEM 3.  APPLICABLE STATUTORY PROVISIONS

1.

General Sections 6(a) and 7 of the Act and Rules 53 and 54 thereunder are applicable to the issuance and sale of all securities by NU. Sections 6(a) and 7 of the Act are also applicable to Hedges, except to the extent that Hedges are exempt under Rule 52, and to Anticipatory Hedges. To the extent that the proposed transactions are considered by the Commission to require authorizations, exemption or approval under any section of the Act or the rules and regulations thereunder other than those set forth above, request for such authorization, exemption or approval is hereby made.

2.

 Compliance with Rules 53 and 54. The transactions proposed herein are also generally subject to Section 32 of the Act and Rules 53 and 54. Under Rule 53(a), the Commission shall not make certain specified findings under Sections 7 and 12 in connection with a proposal by a holding company to issue securities for the purpose of acquiring the securities of, or other interest in, an EWG, or to guarantee the securities of an EWG, if each of the conditions in paragraphs (a)(1) through (a)(4) thereof are met, provided that none of the conditions specified in paragraphs (b)(1) through (b)(3) of Rule 53 exists. Rule 54 provides that the Commission shall not consider the effect of the capitalization or earnings of subsidiaries of a registered holding company that are EWGs or FUCOs in determining whether to approve other transactions if Rule 53(a), (b) and (c) are satisfied. These standards are met.

3.

Except in accordance with the Act, neither NU nor any subsidiary thereof (a) has acquired an ownership interest in an EWG or a FUCO, as defined in Sections 32 and 33 of the Act, or (b) now is or as a consequence of the transactions proposed herein will become a party to, or has or will as a consequence of the transactions proposed herein have a right under, a service, sales, or construction contract with an EWG or a FUCO. None of the proceeds from the transactions proposed herein will be used by NU and its subsidiaries to acquire any securities of, or any interest in, an EWG or a FUCO.

4.

NU currently meets all of the conditions of Rule 53(a), except for clause (1). At March 31, 2005, NU's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $448.2 million, or approximately 54.8% of NU's average "consolidated retained earnings," also as defined in Rule 53(a)(1), for the four quarters ended March 31, 2005($817.8 million). With respect to Rule 53(a)(1), however, the Commission has determined that NU's financing of its investment in EWGs in an amount not to exceed $1 billion  would not have either of the adverse effects set forth in Rule 53(c). (HCAR 35-27868A, July 2, 2004, the “2004 Order”). NU continues to assert that its EWG investments will not adversely affect the System.

5.

In addition, NU and its subsidiaries are in compliance and will continue to comply with the other provisions of Rule 53(a) and (b), as demonstrated by the following determinations:

(i)

NGC, NU's only EWG, maintains books and records, and prepares financial statements, in accordance with Rule 53(a)(2). Furthermore, NU has undertaken to provide the Commission access to such books and records and financial statements, as it may request;

(ii)

No employees of NU's public utility subsidiaries have rendered services to NGC;

(iii)

NU has submitted (a) a copy of each Form U-1 and Rule 24 certificate that has been filed with the Commission under Rule 53 and (b) a copy of Item 9 of the Form U5S and Exhibits G and H thereof to each state regulator having jurisdiction over the retail rates of NU's affected public utility subsidiaries;

(iv)

Neither NU nor any subsidiary has been the subject of a bankruptcy or similar proceeding unless a plan of reorganization has been confirmed in such proceeding;

(v)

NU's average consolidated retained earnings for the four most recent quarterly periods have not decreased by 10% or more from the average for the previous four quarterly periods; and

(vi)

In the previous fiscal year, NU did not report operating losses attributable to its investment in EWGs/FUCOs exceeding 3 percent of NU's consolidated retained earnings.

6.

The proposed transactions, considered in conjunction with the effect of the capitalization and earnings of NU's EWG, would not have a material adverse effect on the financial integrity of the NU system, or an adverse impact on NU's public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers. The 2004 Order concerning EWG investments was predicated, in part, upon an assessment of NU's overall financial condition which took into account, among other factors, NU's consolidated capitalization, consolidated net utility and consolidated total assets.

7.

NU’s current aggregate investment in EWGs as a percentage of (a) total consolidated capitalization; (b) net utility plant; (c) total consolidated assets; and (d) aggregate market value of NU’s common equity, all as of March 31, 2005, were as follows:

	As of March 31, 2005 (Thousands of dollars)%
NU's aggregate investment in EWGs	$ 448,174	-
a) Total consolidated capitalization	6,918,030	6.5
b) Net utility plant	5,954,271	7.5
c) Total consolidated assets	12,078,986	3.7
d) Aggregate market value of NU's common equity	$ 2,492,910	18.0%

8.

The consolidated capitalization ratio of NU as of March 31, 2005, with consolidated debt to include all short-term debt and non-recourse debt of the EWG(s) is as follows:

	As of March 31, 2005 (Thousands of dollars)%
Common shareholder's equity	$ 2,171,377	31.4%
Preferred stock	116,200	1.7
Long-term and short-term debt	3,134,301	45.3
Rate reduction bonds	1,496,152	21.6
Total	$ 6,918,030	100.0%

If Rate Reduction Bonds are excluded the consolidated capitalization ratio of NU as of March 31, 2005 is as follows:

	As of March 31, 2005 (Thousands of dollars)%
Common shareholder's equity	$ 2,171,377	40.1%
Preferred stock	116,200	2.1
Long-term and short-term debt	3,134,301	57.8
Total	$ 5,421,878	100.0%

9.

NU's current EWG investment, NGC (it has no FUCO investment), has been profitable for all quarterly periods ending June 30, 2000 through March 31, 2005 (NGC was acquired in March 2000). In addition, NGC has made a positive contribution to earnings by contributing $155.1 million in revenues in the 12-month period ending March 31, 2005 and net income of $44.3 million for the same period.

ITEM 4.  REGULATORY APPROVALS

No state commission, and no federal commission, other than the Commission, has jurisdiction over the proposed transactions.

ITEM 5.  PROCEDURE.

The Commission is requested to publish a notice under Rule 23 with respect to the filing of this Application/Declaration as soon as practicable. NU requests that the Commission's order be issued as soon as the rules allow, and that there should not be a 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective. NU hereby waives a recommended decision by a hearing officer or any other responsible officer of the Commission and consents to the participation of the Division of Investment Management in the preparation of the Commission's decision and/or order, unless the Division of Investment Management opposes the matters proposed herein.

ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS

A.

EXHIBITS.

A.1*

Declaration of Trust of Northeast Utilities, as amended through June 10, 2005.

A.2

Form of Indenture dated April 1, 2001 (incorporated herein by reference to Exhibit A-3 to Rule 24 Certificate (35-CERT) filed April 16, 2002, File No.70-9535)

F.*

Opinion of Counsel

H.*

Proposed Form of Notice

* Previously Filed

B.

FINANCIAL STATEMENTS

1.

Northeast Utilities Consolidated Balance Sheets, as of December 31, 2004, Consolidated  Statements of Income and Statement of Retained Earnings for the 12 months ended December 31, 2004 and Statement of Capitalization as of December 31, 2004 (incorporated by reference to NU Annual Report on Form 10K for the year ended December 31, 2004 filed with the Commission, File No. 1-5324).

2.

Northeast Utilities Consolidated Balance Sheets, as  of March 31, 2005, Consolidated  Statements of Income and Statement of Retained Earnings for the 3 months ended March 31, 2005 and Statement of Capitalization as of March 31, 2005 (incorporated by reference to NU Quarterly Report on Form 10-Q for the period ended March 31, 2005 filed with the Commission, File No. 1-5324).

ITEM 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS

None of the matters that are the subject of this Application or Declaration involve a "major federal action" nor do they "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. The transaction that is the subject of this Application or Declaration will not result in changes in the operation of the Applicant that will have an impact on the environment. The Applicant is not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transactions that are the subject of this Application or Declaration.

[SIGNATURE PAGE TO FOLLOW]

SIGNATURES

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this amended Application or Declaration filed herein to be signed on its behalf by the undersigned thereunto duly authorized.

Northeast Utilities

By:       /s/ Patricia C. Cosgel

Name:

Patricia C. Cosgel

Title:

Assistant Treasurer - Finance

Date:  September 20, 2005

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

<FN1>

 Nonutility Subsidiaries include companies formed according to rule 58 of the Act, EWGs, foreign utility companies, as defined in the Act, exempt telecommunications companies and other competitive direct or indirect subsidiaries of NU, the acquisition of which has been authorized by Commission orders.

<FN2>  The Commission has previously authorized registered holding companies to issue and sell Share Purchase Contracts and Share Purchase Units (sometimes referred to as equity-linked securities). See Dominion Resources, Inc., Holding Co. Act Release No. 27927, December 22, 2004, Ameren Corporation, Holding Co. Act Release No. 27860 (June 18, 2004), American Electric Power Company, Inc., Holding Co. Act Release No. 27517 (Apr. 11, 2002), and NiSource Inc., Holding Co. Act Release No. 27789 (Dec. 30, 2003).

<FN3>  The Commission has previously authorized financing transactions subject to these same general parameters. See e.g., Dominion Resources, Inc., Holding Co. Act Release No. 27927, December 22, 2004, AGL Resources Inc., et al., Holding Co. Act Release No 27828 (Apr. 1, 2004); Exelon Corporation, et al., Holding Co. Act Release No. 27830 (Apr. 1, 2004); and Ameren Corporation, et al., Holding Co. Act Release No. 27860 (June 18, 2004).

<FN4>  The proposed terms and conditions of the Hedges and Anticipatory Hedges are substantially the same as the Commission has approved in other cases. In addition to the October 2001 Order, see Dominion Resources, Inc., Holding Co. Act Release No. 27927 (December 22, 2004), Ameren Corporation, Holding Co. Act Release No. 27860 (June 18, 2004), NiSource Inc., Holding Co. Act Release No. 27789 (Dec. 30, 2003) and FirstEnergy Corp., Holding Co. Act Release No. 27694 (June 30, 2003).

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